Exhibit 23(a)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-63671, Form S-8 No. 333-48081, Form S-8 No. 333-48882, Form S-3 No. 333-54704, Form S-4 No. 333-48293, Form S-8 No. 333-68016, and Form S-3 No. 333-114410) of Washington Real Estate Investment Trust and Subsidiaries and in the related Prospectuses of our reports dated March 8, 2006, with respect to the consolidated financial statements and schedule of Washington Real Estate Investment Trust and Subsidiaries, Washington Real Estate Investment Trust and Subsidiaries management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Washington Real Estate Investment Trust and Subsidiaries, included in this Annual Report (Form 10-K) for the year ended December 31, 2005.

/s/ Ernst & Young

McLean, Virginia

March 8, 2006